CERTIFICATE OF AMENDMENT to the

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

TEARLAB CORPORATION

TearLab Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that:

1. The name of the Corporation is TearLab Corporation. The date of filing of the Corporation’s original Certificate of Incorporation with the Secretary of State of the State of Delaware was June 5, 2002, under the name Vascular Sciences Corporation.

2. This Certificate of Amendment to the Certificate of Incorporation was duly authorized and adopted by the Corporation’s Board of Directors and stockholders in accordance with Section 242 of the General Corporation Law of the State of Delaware and amends the provisions of the Company’s Certificate of Incorporation.

3. The amendment to the existing Amended and Restated Certificate of Incorporation being effected hereby is to delete the first paragraph of Article IV in its entirety and to substitute in its place the following:

“The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is nineteen million five hundred thousand (19,500,000), of which nine million five hundred thousand (9,500,000), shares, par value $0.001 per share, shall be common stock (the “Common Stock”) and ten million (10,000,000) shares, par value $0.001 per share, shall be preferred stock (the “Preferred Stock”).

The undesignated 10,000,000 shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized to determine the number of shares of any such series. The Board of Directors is also authorized to determine or alter the powers, designations, preferences, rights and restrictions to be imposed upon any wholly unissued series of Preferred Stock and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

The Corporation shall from time to time in accordance with the laws of the State of Delaware increase the authorized amount of its Common Stock if at any time the number of shares of Common Stock remaining unissued and available for issuance shall not be sufficient to permit conversion of the Preferred Stock.

Upon the filing and effectiveness (the “Effective Time”) pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, each ten (10) shares of Common Stock either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) in lieu of such fractional share interests, in an amount equal to the product obtained by multiplying (a) the closing price per share of the Common Stock as reported on The Nasdaq Capital Market as of the date of the Effective Time, by (b) the fraction of one share owned by the stockholder. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (an “Old Certificate”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

4. This Certificate of Amendment to the Amended and Restated Certificate of Incorporation was approved by written consent of the board of directors and by the stockholders of this Corporation at a meeting thereof duly called and held on February 23, 2017.

5. This Certificate of Amendment to the Amended and Restated Certificate of Incorporation shall be effective immediately upon filing by the Delaware Secretary of State.

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IN WITNESS WHEREOF, TearLab Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be signed by Wes Brazell, an authorized officer of the Company, this twenty-third day of February, 2017.

TearLab Corporation
A Delaware corporation

By:	/s/ Wes Brazell
Name:	Wes Brazell
Title:	Chief Financial Officer

[TearLab Corporation - Signature Page to Certificate of Amendment (Reverse Stock Split)]